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Exhibit 12.1

PDC ENERGY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2016		2015		2014	2013		2012		2011
			(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(302,487)		$(106,588)		$177,228	$(32,963)		$(30,688)		$35,268
Fixed charges (see below)	48,633		55,844		53,512	54,002		50,228		40,127
Amortization of capitalized interest	2,629		2,486		1,379	1,096		871		675
Interest capitalized	(3,477)		(5,060)		(3,468)	(1,709)		(896)		(1,454)

Total adjusted earnings (loss) available for fixed charges	$(254,702)		$(53,318)		$228,651	$20,426		$19,515		$74,616

Fixed Charges:
Interest and debt expense(a)	$42,759		$47,571		$47,842	$50,143		$47,505		$36,759
Interest capitalized	3,477		5,060		3,468	1,709		896		1,454
Interest component of rental expense(b)	2,397		3,213		2,202	2,150		1,827		1,914

Total fixed charges	$48,633		$55,844		$53,512	$54,002		$50,228		$40,127

Ratio of Earnings to Fixed Charges	—	(c)	—	(c)	4.3x	—	(c)	—	(c)	1.9x

(a)
Represents interest expense on long-term debt, amortization of debt issuance costs and accretion of debt discount.

(b)
Represents the portion of rental expense which we believe represents an interest component.

(c)
For the nine months ended September 30, 2016 and the years ended December 31, 2015, 2013 and 2012, earnings were insufficient to cover total fixed charges by $303.3 million, $109.2 million, $33.6 million and $30.7 million, respectively.

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  Exhibit 12.1
PDC ENERGY, INC. Statement of Computation of Ratio of Earnings to Fixed Charges